UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Financial Reporting Third Quarter 2012 Regulated Information November 7, 2012—7:00 a.m. CET

DELHAIZE GROUP THIRD QUARTER 2012 RESULTS

Financial Summary Third Quarter 2012

»	Revenue growth of 1.6% (2.1% organic growth) at identical exchange rates

»	Comparable store sales decreased by 1.6% in the U.S. and increased by 0.6% in Belgium

»	Food Lion repositioning is delivering encouraging results with positive comparable sales growth in repositioned stores. The Food Lion network posted flat real growth during Q3.

»	Strong revenue and profitability increase in SEE&A

»	Underlying operating margin of 4.0%, impacted by ongoing price investments

»	Reiterate free cash flow target of €500 million in 2012 following €323 million generated over the first nine months, €197 million in Q3

»	Confirm full year underlying operating profit guidance at the bottom-end of the range of a 15-20% decline

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “Despite tough market conditions, we are seeing signs that our investments are yielding positive results, with revenues increasing and strong cash generation in the last three months. The repositioning of Food Lion continues to give us confidence for the future. In the third quarter, the repositioned stores, which account for over 60% of the Food Lion network, delivered positive comparable store sales, leading to a flat performance for the Food Lion banner when adjusted for inflation. The recent arrival of Roland Smith, who joined as CEO of Delhaize America, will help to further accelerate the ongoing transformation of our U.S. operations.”

“In Belgium, the economic and competitive environment has not improved. While we are not happy with the evolution of our market share, we are encouraged by the second consecutive quarter of positive comparable store sales growth. In addition, in Southeastern Europe & Asia, our initiatives are gaining momentum and delivering solid revenue growth coupled with improved profitability.”

“We remain focused on improving our price competitiveness while maintaining our cash flow discipline. This approach should lead to sustainable revenue growth and the realization of shareholder value. We have made considerable progress towards realizing our free cash flow target of €500 million for 2012, generating €323 million through the first nine months of 2012. However, during the quarter, the Group’s underlying operating margin continued to be impacted by our efforts to structurally improve our price positioning across the group. We are confident that we will reach the bottom-end of our full year underlying operating profit guidance range.”

»	Financial Summary

Q3 2012 (1)				YTD 2012 (1)
Actual Results	At Actual Rates	At Identical Rates	€ in Millions, except EPS (in €)	Actual Results		At Actual Rates	At Identical Rates
5 815	+9.1%	+1.6%	Revenues	16 988		+9.7%	+3.8%
231	-3.0%	-9.4%	Operating profit	438	(2)	-34.1%	-37.4%
4.0%	—	—	Operating margin	2.6	%(2)	—	—
231	-0.6%	-8.1%	Underlying operating profit	604		-8.9%	-14.2%
4.0%	—	—	Underlying operating margin	3.6%		—	—
175	-7.1%	-12.5%	Profit before taxes and discontinued operations	274	(2)	-47.8%	-50.0%
191	+43.3%	+34.3%	Net profit from continuing operations	274	(2)	-27.2%	-30.9%
189	+42.3%	+33.3%	Group share in net profit	273	(2)	-27.2%	-30.9%
1.88	+42.3%	+33.3%	Basic earnings per share (Group share in net profit)	2.71	(2)	-27.3%	-30.9%

(1)

The average exchange rate of the U.S. dollar against the euro strengthened by 13.0% in the third quarter of 2012 (€1 = $1.2502) and strengthened by 9.8% in the first nine months of 2012 compared to last year.

(2)	Mainly due to the €150 million negative impact of the portfolio optimization announced in January 2012.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	1 of 24

»	Third Quarter 2012 Income Statement

Revenues

In the third quarter of 2012, Delhaize Group’s revenues increased by 9.1% and 1.6% at actual and identical exchange rates, respectively. Organic revenue growth was 2.1%.

At Delhaize America, excluding the impact of the stores closed as part of our portfolio optimization, revenues in local currency increased by 0.9% (-2.4% including the revenues of the 126 closed stores) and were impacted by a 0.7% positive calendar impact due to the timing of the 4th of July. Retail inflation, which turned into deflation for the quarter, was an important factor in our U.S. comparable store sales decline of 1.6%. Indeed, volume trends, while still negative, improved for the third consecutive quarter as a result of the Food Lion repositioning. At Food Lion, comparable store sales were flat in the third quarter adjusted for inflation. Revenues at Delhaize Belgium increased by 0.4% as a result of comparable store sales growth of 0.6% and the contribution of new stores which was partly offset by a 1.2% negative calendar impact. Revenues in Southeastern Europe and Asia grew by 24.8% at identical exchange rates primarily as a result of the Maxi acquisition. Excluding Maxi, revenues grew by 9.9% at identical exchange rates as a result of continued strong revenue growth in Romania and Indonesia but also by sustained revenue growth in Greece.

Gross margin

Gross margin was 24.5% of revenues, a 99 basis points decrease at identical exchange rates, mainly as a result of our decision to invest in prices across the Group.

Other operating income

Other operating income was €29 million, an increase of €3 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.1% of revenues, a 22 basis points improvement at identical exchange rates. The significant reduction in our U.S. bonus accrual and cost savings throughout the Group resulted in lower expenses, which were partly offset by investments in our strategic initiatives and severance payments in the U.S. and salary indexations in Belgium.

Other operating expenses

Other operating expenses were €1 million positive, a decrease of €12 million compared to last year as a result of a store closing provision reversal of €5 million in Bulgaria, whereas the third quarter of 2011 included $10 million of costs related to Hurricane Irene.

Underlying operating profit

Underlying operating profit decreased by 0.6% at actual exchange rates and 8.1% at identical exchange rates. The expected full year underlying operating profit results (as per our guidance) linked to our decision to further invest in prices across the group led to the decision to significantly reduce the U.S. bonus accrual. Underlying operating margin was 4.0% of revenues compared with 4.4% in 2011.

Operating profit

Operating profit decreased to €231 million or 4.0% of revenues and is in line with underlying operating profit.

EBITDA

EBITDA remained resilient, increasing by 4.1% at actual exchange rates to €398 million (-3.0% at identical exchange rates).

Net financial expenses

Net financial expenses were €56 million, an increase of 2.3% compared to 2011 at identical exchange rates due to the additional debt to partially finance the Maxi acquisition.

Effective tax rate

Our third quarter income tax expense was favorably impacted by the resolution of several tax matters in the U.S., which resulted in the recognition of an income tax benefit of €47 million ($60 million).

Net profit from continuing operations

Net profit from continuing operations was €191 million or €1.88 basic per share compared to €1.32 in 2011.

Net profit

Group share in net profit amounted to €189 million. Basic net profit per share was €1.88 compared to €1.32 in 2011 and diluted net profit per share was €1.87 compared to €1.31 in 2011.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	2 of 24

»	Third Quarter 2012 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the third quarter of 2012, net cash provided by operating activities amounted to €355 million, an increase of €163 million compared to last year at actual exchange rates, primarily as a result of inventory reduction initiatives in the U.S., an improved payment process in Belgium, and last year’s consolidation of Maxi resulting in an unfavorable working capital evolution which did not re-occur.

Free cash flow

The increase in free cash flow to €197 million in the third quarter from a negative €576 million in the third quarter of 2011 can be explained by the acquisition of Delta Maxi last year, by lower capital expenditures and improvements in net cash from operating activities.

Net debt

The net debt to equity ratio was 46.5% at the end of the third quarter compared to 48.8% at the end of 2011. Net debt decreased by €121 million to €2.5 billion mainly as a result of €323 million of free cash flow generation partially offset by the payment of dividends.

»	Year-to-date 2012 Income Statement

Revenues

In the first nine months of 2012, Delhaize Group posted revenue growth of 9.7% and 3.8% at actual and identical exchange rates, respectively. Organic growth was 1.9%.

Revenues in the U.S. decreased by 2.3% in local currency but increased by 0.7% excluding the impact of the 126 stores closed in February. Comparable store sales decreased by 0.9%. Delhaize Belgium generated revenue growth of 1.3%, supported by comparable store sales growth of 0.4%, a 0.2% positive calendar impact and new store openings. Revenues in Southeastern Europe and Asia grew by 48.3% at identical exchange rates, mainly driven by the acquisition of Delta Maxi and revenue growth in all other countries of the segment despite a difficult environment, especially in Greece.

Gross margin

Gross margin was 24.5% of revenues, a 92 basis points decrease at identical exchange rates due to price investments across the Group. The lower margin of our Maxi business also contributed to the decreased gross margin.

Other operating income

Other operating income increased by 25.5% to €91 million mainly as a result of gains on the disposal of fixed assets, higher rental income and government grant income.

Selling, general and administrative expenses

Selling, general and administrative expenses were 21.6% of revenues, an increase of 15 basis points at identical exchange rates mainly due to expenses related to our strategic initiatives in the U.S. and salary indexations in Belgium, partly offset by cost savings across the Group and the reduction of our U.S. bonus accrual.

Other operating expenses

Other operating expenses amounted to €149 million compared to €22 million last year primarily due to the €128 million store portfolio optimization charges.

Underlying operating profit

Underlying operating profit decreased by 8.9% at actual exchange rates to €604 million (-14.2% at identical exchange rates). Underlying operating margin decreased to 3.6% of revenues (4.3% last year).

Operating profit

Operating profit decreased to €438 million and the operating margin was 2.6%.

EBITDA

EBITDA decreased by 15.3% at actual exchange rates to €927 million (-19.8% at identical exchange rates), mostly due to the store portfolio optimization charge in the first quarter of 2012.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	3 of 24

Net financial expenses

Net financial expenses amounted to €164 million, an increase of 9.9% compared to last year at identical exchange rates mainly due to the additional debt for the acquisition of Delta Maxi.

Effective tax rate

The effective tax rate decreased from 28.3% to approximately zero mainly due to the deductibility of the portfolio optimization charges in the US in the first quarter of 2012 and the resolution of several tax matters in the U.S. in the third quarter.

Net profit from continuing operations

Net profit from continuing operations decreased by 27.2% (-30.9% at identical exchange rates) as a result of the portfolio optimization charge and a decline in operating profit which was partially offset by the resolution of tax matters and amounted to €274 million or €2.71 basic earnings per share (€3.74 in 2011).

Net profit

Group share in net profit amounted to €273 million, a decrease of 27.2% at actual exchange rates (-30.9% at identical exchange rates) compared to 2011. Per share, basic net profit was €2.71 (€3.73 in 2011) and diluted net profit was €2.71 (€3.70 in 2011).

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	4 of 24

»	Segment Information (at actual exchange rates)

Q3 2012	Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/ (Loss) (2)
(in millions)	Q3 2012	Q3 2011	2012 /2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	2012 /2011
United States	$4 778	4 897	-2.4%	4.6%	5.1%	219	249	-12.3%
United States	€3 819	3 466	+10.2%	4.5%	5.1%	174	176	-1.5%
Belgium	€1 203	1 198	+0.4%	3.5%	4.5%	42	55	-22.5%
SEE & Asia (1)	€793	664	+19.5%	2.7%	2.2%	21	14	+45.4%
Corporate	€—	—	N/A	N/A	N/A	(6)	(13)	+51.1%

TOTAL	€5 815	5 328	+9.1%	4.0%	4.4%	231	232	-0.6%

YTD 2012	Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/ (Loss) (2)
(in millions)	YTD 2012	YTD 2011	2012 /2011	YTD 2012	YTD 2011	YTD 2012	YTD 2011	2012 /2011
United States	$14 130	14 460	-2.3%	3.9%	4.7%	549	678	-19.1%
United States	€11 032	10 281	+7.3%	3.9%	4.7%	429	483	-11.1%
Belgium	€3 619	3 573	+1.3%	4.0%	4.7%	144	170	-14.7%
SEE & Asia (1)	€2 337	1 625	+43.8%	2.5%	2.6%	58	41	+39.2%
Corporate	€—	—	N/A	N/A	N/A	(27)	(31)	+10.6%

TOTAL	€16 988	15 479	+9.7%	3.6%	4.3%	604	663	-8.9%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).
(2)	For a definition of underlying operating profit, please refer to the “Definitions” page 24 of this document. A reconciliation with reported operating profit is provided on page 21 of this document.

United States

In the third quarter of 2012, revenues at Delhaize America decreased by 2.4% to $4.8 billion (€3.8 billion). Excluding revenues from the 126 stores closed in February, U.S. revenues increased by 0.9%, supported by a positive calendar effect of 0.7% while comparable store sales decreased by 1.6%. Volume trends improved for the third consecutive quarter in a row, mostly as a result of the Food Lion brand repositioning and continued revenue growth at Bottom Dollar Food. Comparable store sales adjusted for inflation were flat at Food Lion. We experienced retail deflation of 0.6% during the quarter which was partially driven by our continued investments in prices at Food Lion and at Hannaford.

In the third quarter of 2012, underlying operating profit decreased by 12.3% to $219 million mainly due to a decrease in the gross margin resulting from our price investments and costs relating to our strategic initiatives. Underlying operating margin for the quarter was 4.6% compared to 5.1% in 2011. We have significantly reduced our bonus accrual during the quarter to reflect the current challenging market conditions.

We continue to be pleased with the progress in executing the brand strategy at Food Lion. Phase One stores continued to show sales momentum in the second year of the repositioning. The 166 Phase One stores reported 1.6% comparable sales growth in the third quarter. Phase 2, with 268 stores re-launched at the end of March 2012, had temporary slower trends during the third quarter. It experienced 1.0% comparable sales growth despite cycling Hurricane Irene in 2011. Phase 3, which includes 269 stores and was launched at the end of July, reported 0.2% comparable sales growth and showed the strongest volume response after launch of all the Phases. Phase 4 is scheduled to be launched in Q1 2013.

At Bottom Dollar Food, we have further reduced the operating losses compared to the second quarter of this year given a more stringent cost focus and the positive impact of higher comparable sales growth.

Belgium

Revenues for the third quarter of 2012 in Belgium were €1.2 billion, an increase of 0.4% over 2011, with comparable store sales growth of 0.6% and the contribution of new stores partly offset by a negative calendar impact of 1.2%. As a result of a worsening economic environment, competition remained intense and focused on price.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	5 of 24

Underlying operating profit in Belgium decreased by 22.5% to €42 million in the third quarter of 2012 and the underlying operating margin was 3.5% (4.5% last year) as a result of our planned price investments and the impact of automatic salary indexations.

Southeastern Europe and Asia

In the third quarter of 2012, revenues in Southeastern Europe and Asia increased by 19.5% to €793 million mainly as a result of the Maxi acquisition (consolidated as of August 1, 2011). Excluding Maxi, revenues grew by 9.0% across the segment with solid comparable store sales growth in Romania and Indonesia while Alfa Beta continued to show revenue growth and market share gains in spite of the more challenging economic environment in Greece. Revenue growth was positively impacted by store openings. Our operations in Serbia recorded a further improvement in sales growth while generating healthy profitability.

In the third quarter of 2012, underlying operating profit increased by 45.4% to €21 million, while underlying operating margin increased to 2.7% from 2.2% mostly driven by improvements in Greece, Romania and Serbia.

»	2012 Outlook

We confirm our full year guidance. We expect a decrease in underlying operating profit of between 15% and 20% at identical exchange rates, but expect results to arrive at the bottom end of this range. We do not want to compromise on the customer offer in terms of price and service.

Despite continued tough market conditions, we expect the Food Lion brand repositioning to support our revenue growth in the fourth quarter of the year. We will make further price investments at Hannaford which operates in a competitive market. In Belgium, the difficult trading environment will continue to negatively impact the fourth quarter’s operating profit. Finally, we expect Maxi to make further improvement in profitability while Alfa Beta remains resilient in an uncertain market.

As announced earlier this year, we target to generate €500 million free cash flow in 2012. In addition, we expect our full year capital expenditures to amount between €700-750 million (excluding leases and at identical exchange rates) and expect to open 200-230 new stores for the year.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	6 of 24

»	Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter 2012 results during a conference call starting November 7, 2012 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7108 6248 (U.K) or +1 210 795 1098 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2012, Delhaize Group’s sales network consisted of 3 388 stores. In 2011, Delhaize Group posted €21.1 billion ($ 29.4 billion) in revenues and €475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Press release – 2012 fourth quarter and full year revenues	January 17, 2013
• Press release – 2012 fourth quarter and full year results	March 7, 2013
• Press release – 2013 first quarter results	May 8, 2013
• Press release – 2013 second quarter results	August 8, 2013

»	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	7 of 24

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	September 30, 2012	December 31, 2011	September 30, 2011
Assets
Non-current assets	9 087	9 158	9 125
Goodwill	3 375	3 414	3 321
Intangible assets	872	878	841
Property, plant and equipment	4 502	4 550	4 483
Investment property	110	83	95
Financial assets	33	31	183
Derivative instruments	66	57	54
Other non-current assets	129	145	148
Current assets	2 854	3 134	2 967
Inventories	1 525	1 717	1 593
Receivables and other assets	798	813	770
Financial assets	96	115	49
Derivative instruments	—	1	6
Cash and cash equivalents	385	432	533
Assets classified as held for sale	50	56	16

Total assets	11 941	12 292	12 092

Liabilities
Total equity	5 430	5 419	5 209
Shareholders’ equity	5 425	5 414	5 203
Non-controlling interests	5	5	6
Non-current liabilities	3 947	4 045	3 771
Long-term debt	2 275	2 325	2 053
Obligations under finance lease	638	689	668
Deferred tax liabilities	558	624	660
Derivative instruments	26	20	13
Provisions	380	289	280
Other non-current liabilities	70	98	97
Current liabilities	2 564	2 828	3 112
Short-term borrowings	—	60	493
Long-term debt—current portion	82	88	108
Obligations under finance lease	64	61	58
Bank overdrafts	—	—	4
Accounts payable	1 697	1 845	1 674
Other current liabilities	721	774	775

Total liabilities and equity	11 941	12 292	12 092

$ per € exchange rate	1.2930	1.2939	1.3503

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	8 of 24

»	Condensed Consolidated Income Statement (Unaudited)

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
5 815	5 328	Revenues	16 988	15 479
(4 390)	(3 978)	Cost of sales	(12 822)	(11 559)

1 425	1 350	Gross profit	4 166	3 920
24.5%	25.3%	Gross margin	24.5%	25.3%
29	26	Other operating income	91	73
(1 224)	(1 127)	Selling, general and administrative expenses	(3 670)	(3 306)
1	(11)	Other operating expenses	(149)	(22)

231	238	Operating profit	438	665
4.0%	4.5%	Operating margin	2.6%	4.3%
(58)	(54)	Finance costs	(183)	(153)
2	3	Income from investments	19	12

175	187	Profit before taxes and discontinued operations	274	524
16	(54)	Income tax benefit (expense)	—	(148)

191	133	Net profit from continuing operations	274	376

—	—	Result from discontinued operations, net of tax	—	—
191	133	Net profit, before non-controlling interests	274	376

2	—	Net profit attributable to non-controlling interests	1	—
189	133	Net profit attributable to equity holders of the Group - Group share in net profit	273	376

		(in €, except number of shares)
		Group share in net profit from continuing operations:
1.88	1.32	Basic earnings per share	2.71	3.74
1.88	1.32	Diluted earnings per share	2.70	3.71

		Group share in net profit:
1.88	1.32	Basic earnings per share	2.71	3.73
1.87	1.31	Diluted earnings per share	2.71	3.70

		Weighted average number of shares outstanding:
100 821 177	100 838 389	Basic	100 758 443	100 674 905
101 077 123	101 317 327	Diluted	101 114 506	101 532 283

101 892 190	101 845 646	Shares issued at the end of the quarter	101 892 190	101 845 646

100 826 751	100 718 002	Shares outstanding at the end of the quarter	100 826 751	100 718 002

1.2502	1.4127	Average $ per € exchange rate	1.2808	1.4065

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	9 of 24

»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
191	133	Net profit of the period	274	376

(6)	13	Gain (loss) on cash flow hedge	3	(3)
7	(14)	Reclassification adjustment to net profit	1	5
—	—	Tax (expense) benefit	(1)	(1)

1	(1)	Gain (loss) on cash flow hedge, net of tax	3	1

—	7	Unrealized gain (loss) on financial assets available for sale	(1)	9
—	1	Reclassification adjustment to net profit	(6)	(3)
—	(1)	Tax (expense) benefit	1	(1)

—	7	Unrealized gain (loss) on financial assets available for sale, net of tax	(6)	5

—	(9)	Actuarial gain (loss) on defined benefit plans	—	(9)
—	3	Tax (expense) benefit	—	3

—	(6)	Actuarial gain (loss) on defined benefit plans, net of tax	—	(6)

(98)	244	Exchange gain (loss) on translation of foreign operations	(80)	(67)
—	—	Reclassification adjustment to net profit	—	—

(98)	244	Exchange gain (loss) on translation of foreign operations	(80)	(67)

(97)	244	Other comprehensive income	(83)	(67)
—	—	Attributable to non-controlling interests	(1)	—
(97)	244	Attributable to equity holders of the Group	(82)	(67)

94	377	Total comprehensive income for the period	191	309
2	—	Attributable to non-controlling interests	—	—
92	377	Attributable to equity holders of the Group	191	309

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	10 of 24

»	Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 414	5	5 419

Other comprehensive income	(82)	(1)	(83)
Net profit	273	1	274

Total comprehensive income for the period	191	—	191

Dividends declared	(177)	—	(177)
Tax payment for restricted shares vested	(2)	—	(2)
Share-based compensation expense	9	—	9
Purchase of non-controlling interests	(10)	—	(10)

Balances at September 30, 2012	5 425	5	5 430

Shares issued	101 892 190
Treasury shares	1 065 439
Shares outstanding	100 826 751

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069
Other comprehensive income	(67)	—	(67)
Net profit	376	—	376

Total comprehensive income for the period	309	—	309

Capital increases	11	—	11
Dividends declared	(173)	—	(173)
Call option on own equity instruments	(6)		(6)
Treasury shares purchased	(17)	—	(17)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(4)	—	(4)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	10	—	10
Non-controlling interests resulting from business combinations	—	14	14
Purchase of non-controlling interests	—	(9)	(9)

Balances at September 30, 2011	5 203	6	5 209

Shares issued	101 845 646
Treasury shares	1 127 644
Shares outstanding	100 718 002

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	11 of 24

»	Condensed Consolidated Statement of Cash Flows (Unaudited)

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
		Operating activities
191	133	Net profit, before non-controlling interests	274	376
		Adjustments for:
165	147	Depreciation and amortization	487	428
2	(1)	Impairment	2	2
39	105	Income taxes, finance costs and income from investments	164	289
(9)	7	Other non-cash items	(7)	18
31	(146)	Changes in operating assets and liabilities	126	(182)
(33)	(35)	Interest paid	(136)	(127)
2	2	Interest received	8	9
(33)	(20)	Income taxes paid	(96)	(39)
355	192	Net cash provided by operating activities	822	774

		Investing activities
3	(580)	Business acquisitions and disposals	(11)	(586)
(168)	(190)	Purchase of tangible and intangible assets (capital expenditures)	(527)	(460)
7	2	Sale of tangible and intangible assets	18	8
—	7	Net investment in debt securities	(3)	(14)
—	—	Other investing activities	21	—
(158)	(761)	Net cash used in investing activities	(502)	(1052)

197	(569)	Cash flow before financing activities	320	(278)

		Financing activities
—	(1)	Exercise of share warrants and stock options	(2)	11
—	(6)	Call options on own equity instruments	—	(6)
—	(13)	Treasury shares purchased	—	(17)
(14)	(9)	Non-controlling interests purchased	(16)	(9)
(1)	(1)	Dividends paid	(180)	(173)
—	—	Escrow maturities	—	2
2	7	Borrowing under long-term loans, net of financing costs	225	8
(1)	(9)	Repayment of long-term loans	(299)	(47)
(13)	(12)	Repayment of lease obligations	(40)	(34)
(103)	337	Borrowings under (repayments of) short-term loans, net	(60)	348
—	—	Settlement of derivative instruments	1	(7)

(130)	293	Net cash provided by (used in) financing activities	(371)	76

(11)	22	Effect of foreign currency translation	4	(27)

56	(254)	Net increase (decrease) in cash and cash equivalents	(47)	(229)

329	783	Cash and cash equivalents at beginning of period	432	758
385	529 (1)	Cash and cash equivalents at end of period	385	529 (1)

(1)	Net of €4 million bank overdrafts

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	12 of 24

»	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the nine months ended September 30, 2012 were authorized by the Board of Directors on November 6, 2012.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2011.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2012:

•	Amendments to IAS 12 Income Taxes; and

•	Amendments to IFRS 7 Derecognition Disclosure.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

Segment reporting

Q3 2012	Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	Q3 2012	Q3 2011	2012 /2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	2012 /2011
United States	$4 778	4 897	-2.4%	4.5%	5.2%	216	252	-14.5%
United States	€3 819	3 466	+10.2%	4.4%	5.2%	169	179	-5.1%
Belgium	€1 203	1 198	+0.4%	3.5%	4.9%	42	59	-29.3%
SEE & Asia (1)	€793	664	+19.5%	3.2%	2.0%	26	13	+89.3%
Corporate	€—	—	N/A	N/A	N/A	(6)	(13)	+52.7%

TOTAL	€5 815	5 328	+9.1%	4.0%	4.5%	231	238	-3.0%

YTD 2012	Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)	2012	2011	2012 /2011	2012	2011	2012	2011	2012 /2011
United States	$14 130	14 460	-2.3%	2.5%	4.7%	353	673	-47.6%
United States	€11 032	10 281	+7.3%	2.5%	4.7%	275	479	-42.4%
Belgium	€3 619	3 573	+1.3%	4.0%	5.0%	145	179	-18.9%
SEE & Asia (1)	€2 337	1 625	+43.8%	1.9%	2.5%	45	40	+9.9%
Corporate	€—	—	N/A	N/A	N/A	(27)	(33)	+17.2%

TOTAL	€16 988	15 479	+9.7%	2.6%	4.3%	438	665	-34.1%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	13 of 24

Business combinations and acquisition of non-controlling interests

Business combinations

Delta Maxi acquisition of 2011

During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed.

As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets for such contingencies as it expects to be compensated by the former owner for any potential losses. Through September 30, 2012, the Group received €8 million for the settlement of some of these legal disputes.

As a result, the total purchase price of €615 million was revised to €582 million and acquisition date goodwill increased from €467 million to €507 million. During 2012, €20 million held in escrow by the Group was released.

The above noted adjustments have been, in accordance with the guidance provided in IFRS 3, recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011. However, due to the recognition of unfavorable lease contracts in the revised opening balance sheet, the store closing expenses recorded during the first quarter of 2012 were overstated by approximately €8 million. As such, the first quarter 2012 results have been revised by approximately €7 million, net of tax, and thus the Group share in net loss amounts to €3 million instead of the €10 million reported in the Group’s interim consolidated financial statements for March 31, 2012.

The table below summarizes the gross consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed as recognized at acquisition date, comparing the provisional fair values (as of December 31, 2011) and revised acquisition date fair values (June 30, 2012):

	August 1, 2011 Acquisition Date Fair Values
(in millions of €)	as disclosed in 2011 Annual Report (provisional)	as disclosed in June 30, 2012 Interim Financial Statements (final)
Intangible assets	194	218
Property, plant and equipment	426	394
Investment property	44	34
Financial assets	24	24
Inventory	69	68
Receivables	59	54
Other assets	9	9
Cash and cash equivalents	21	21
Assets classified as held for sale	15	16

	861	838
Long-term debt, including current portion	(211)	(211)
Obligations under finance lease	(8)	(8)
Short-term borrowings	(132)	(132)
Provisions	(14)	(45)
Accounts payable	(259)	(261)
Other liabilities	(37)	(69)
Deferred tax liability	(24)	(22)

Net assets	176	90
Non controlling interest (measured at the proportionate shares of the net assets)	(28)	(15)
Goodwill arising on acquisition	467	507

Total acquisition cost	615	582

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	14 of 24

Delhaize Group also completed the allocation of goodwill to the specific cash-generating units that are expected to benefit from the synergies of the combination, resulting in the following split between the various Maxi countries, which represent the lowest level at which management monitors goodwill:

(in millions of €)	Acquisition date value	Carrying value September 30, 2012
Serbia	448	398
Bosnia & Herzegovina	26	26
Bulgaria	15	15
Montenegro	10	10
Albania	8	8

Total	507	457

Changes compared to the amounts presented in the June 30, 2012 consolidated financial statements relate solely to currency revaluation effects.

Acquisitions in 2012

During the first nine months of 2012, the Group entered into some smaller business acquisition agreements for a total cash consideration of €2 million. These transactions resulted in an immaterial increase of goodwill.

Acquisition of non-controlling interests

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option, selling to Delhaize Group its share of 49% in the subsidiary. Both parties agreed to close the transaction and determine the final exercise price in the third quarter of 2012. In accordance with IAS 32, the Group had recognized, as part of the purchase price allocation, a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow. Delhaize Group recognized an indemnification asset of approximately €6 million, which it expects to recover from the former owner of Delta Maxi. The Group accounted for the transaction as a forward purchase agreement at June 30, 2012 and reclassified the remaining non-controlling interest into retained earnings, with changes in value of the liability and the indemnification asset being recognized in profit or loss.

During the first nine months of 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Maxi subsidiaries.

Business divestitures

During the first quarter of 2012, the Group sold one of its smaller Belgian transportation subsidiaries for an amount of €3 million and recognized an immaterial gain in net income.

»	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first nine months of 2012, Delhaize Group incurred capital expenditures of €527 million, consisting of €454 million in property, plant and equipment, €67 million in intangible assets and €6 million in investment property. In the third quarter of 2012, the Group incurred capital expenditures of €168 million, consisting of €142 million in property, plant and equipment and €26 million in intangible assets.

During the second quarter of 2012, Delhaize Group was awarded a government grant of €10 million, primarily in connection with the construction of a warehouse in Greece. The amount was recognized as deferred income, in accordance with the Group’s accounting policy on government grants, and is released into profit or loss over the useful life of the respective assets.

In addition, the Group added property under finance leases in the first nine months of 2012 for a total amount of €12 million (€2 million for the third quarter). The carrying amount of tangible and intangible assets that were sold or disposed for the same period was €20 million (€7 million for the third quarter).

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	15 of 24

Equity

In the first nine months of 2012, Delhaize Group did not issue or purchase any shares, but used 118 509 treasury shares mostly following the vesting of restricted stock units (6 957 during the third quarter of 2012). The Group owned 1 065 439 treasury shares at the end of September 2012.

Dividends

At Delhaize Group’s shareholders’ meeting on May 24, 2012, Delhaize Group’s shareholders approved the distribution of a €1.76 gross dividend per share for financial year 2011. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.32 per share. The 2011 dividend became payable to owners of Delhaize Group’s ordinary shares beginning June 1, 2012 and to owners of Delhaize Group ADRs (American Depository Receipts) on June 6, 2012.

Financial liabilities and derivatives

On April 10, 2012, Delhaize Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% notes due 2014 and purchased an aggregate nominal amount of €191 million of the notes at a price of 108.079%. Following completion of the offer, an aggregate nominal amount of €309 million of the notes remains outstanding. The immaterial difference between the carrying amount of the financial liability and the consideration transferred was recognized in profit or loss of the period.

On the same day, Delhaize Group closed the issuance of $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on the principal amount and the net proceeds were used in part to fund the repurchase of the above mentioned notes and for general corporate purposes.

The new 4.125% notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of the aggregated principal amount of the notes plus accrued and unpaid interest thereon, if any, upon the occurrence of both (a) a change in control and (b) a downgrade of our credit rating by the agencies Moody’s and S&P within 60 days of Delhaize Group’s public announcement of the occurrence of the change of control.

This offering of the new notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC). The new 4.125% notes are not listed on any stock exchange.

Simultaneously, Delhaize Group entered into matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the 4.125% notes due to variability in market interest rates. The Group designated and documented this transaction as a fair value hedge. Hedge effectiveness testing did not result in any ineffectiveness.

In addition, Delhaize Group entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of the 4.125% notes. No hedge accounting was applied on this transaction as it represents an economic hedge.

Further, during the second quarter of 2012 the $113 million floating term loan issued by the Group matured and was repaid.

Employee benefits

Short-term employee benefits

During the third quarter of 2012, Delhaize Group revised its estimates in relation to some of the short-term employee benefit plans resulting in a decrease of the related liability of approximately €27 million, included in payroll expenses.

Share based payments

In May 2012, Delhaize Group granted 126 123 restricted stock unit awards and 284 633 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was $38.86 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	16 of 24

award. The warrants were granted at an exercise price of $38.86, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is $6.10 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.50%
Expected volatility	27.86%
Risk-free interest rate	0.64%
Expected term in years	4.2

During the acceptance period which ended in July 2012, Delhaize Group issued 362 047 stock options to senior management of its non-U.S. operating companies, at an exercise price of €30.99. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated based on the weighted average share price over the acceptance period and amounts to €3.86. The Black-Scholes-Merton model has been used to calculate the option fair value using the following assumptions:

Expected dividend yield	3.30%
Expected volatility	26.03%
Risk-free interest rate	0.65%
Expected term in years	5.8

During the third quarter of 2012, Delhaize Group granted under its US stock option plan additional 40 000 restricted stock unit awards and 300 000 warrants. The fair value for the restricted stock unit awards and the exercise price of the warrants was $39.62 based on the share price at the grant date. The fair value per warrant is $5.89 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	3.57%
Expected volatility	27.15%
Risk-free interest rate	0.48%
Expected term in years	4.2

»	Income Statement

Income taxes

During the first nine months of 2012, the effective tax rate decreased from 28.3% to approximately zero. The decrease relates to the deductibility of the store portfolio optimization charges recorded in the first quarter of 2012 in the U.S., our highest tax jurisdiction. In addition, in the third quarter of 2012, the tax expense was also positively impacted by the resolution of several tax matters in the U.S. As a result, the Group revised its estimates in connection with various uncertain tax positions and recognized a total income tax benefit of €47 million ($60 million).

Other operating income

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
14	12	Rental income	40	33
5	7	Income from waste recycling activities	16	20
2	3	Services rendered to wholesale customers	5	9
2	1	Gain on sale of property, plant and equipment	8	2
6	3	Other	22	9

29	26	Total	91	73

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	17 of 24

Other operating expenses

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
5	(3)	Store closing and restructuring expenses	(128)	(4)
(2)	1	Impairment	(2)	(2)
(2)	(2)	Loss on sale of property, plant and equipment	(9)	(5)
—	(7)	Other	(10)	(11)

1	(11)	Total	(149)	(22)

Store closing expenses due to portfolio optimization

On January 12, 2012, Delhaize Group announced, following a thorough review of its store portfolio, the decision to close 146 stores and one distribution center across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food stores) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina). The portfolio optimization impacted approximately 5 000 associates and resulted in store closing expenses of €150 million in the first quarter of 2012 (approximately $161 million for the U.S. and €27 million for Southeastern Europe) which primarily related to onerous lease contracts, severance obligations and other store closing related expenses.

As indicated in the note on Business Combinations, the Group revised the first quarter charge for Southeastern Europe by approximately €8 million to reflect changes due to the purchase price allocation of the Delta Maxi acquisition.

Through September 30, 2012, Delhaize Group terminated, renegotiated or subleased several of its closed stores and updated its total store closing provision correspondingly resulting in a reversal of approximately $12 million in the U.S. and €5 million in Bulgaria, resulting in a total reversal of €14 million.

In addition, during the second quarter 2012, Delhaize Group reached an agreement with a U.S. landlord on a number of closed leased stores and settled all claims, including some pending legal disputes, towards that party in exchange for a $31 million (€24 million) cash payment. The Group obtained, as part of the agreement, land for a value of $9 million (€7 million). The agreement resulted in an additional charge to profit or loss of approximately $4 million (€3 million) included in the caption “Other.”

In total, the Group recognized €128 million of store closing expenses during the first nine months of 2012.

Impairment

During the third quarter of 2012, Delhaize Group recognized impairment charges of €2 million. As the Group reversed impairment on properties for an amount of €3 million during the first quarter of 2012 and recognized impairment charges of €3 million in the second quarter of 2012, the total net impairment recognized during the first nine months of 2012 was €2 million.

Other

At the end of June 2012, severe straight-line windstorms (“Derecho”) impacted parts of the Group’s U.S. operations and resulted in product losses and other storm related expenses for an amount of $7 million (€5 million) recognized in “Other operating expenses.” In the third quarter of 2011, the Group had similar storm related expenses resulting from Hurricane Irene in the U.S. (€7 million).

As mentioned above, the caption “Other” also contains a settlement expense of €3 million.

Related Party Transactions

Through September 30, 2012, an aggregate number of 527 737 stock options and warrants and 62 349 restricted stock units were granted to members of the Executive Management. During the third quarter of 2012, 300 000 warrants and 40 000 restricted stock units were granted.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	18 of 24

»	Contingencies

In April 2007, representatives of the Belgian Competition Council visited Delhaize Group’s Procurement Department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a local investigation affecting several companies active in Belgium in the supply and retail of health and beauty products and household goods.

On October 1, 2012, the Auditor to the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. The Belgian Competition Council will now hear the parties and establish a calendar for the exchange of arguments where Delhaize Group intends to vigorously defend itself.

The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are capped to 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be within a range of 0 and 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court.

Consequently, Delhaize Group does currently not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

Other contingencies are materially unchanged from those described in Note 34 on page 143 of the 2011 Annual Report.

»	Subsequent events

There are no material events after balance sheet.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	19 of 24

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2011	End of Q2 2012	Change Q3 2012	End of Q3 2012	End of 2012 Planned
United States	1 650	1 548	+2	1 550
Belgium	821	830	+4	834
Greece	251	259	+7	266
Romania	105	142	+11	153
Serbia	366	362	-2	360
Bulgaria	42	39	+3	42
Bosnia and Herzegovina	44	41	—	41
Albania	18	23	—	23
Montenegro	22	25	-2	23
Indonesia	89	96	—	96

Total	3 408	3 365	+23	3 388	3 428 - 3 458

»	Organic Revenue Growth Reconciliation

Q3 2012	Q3 2011	% Change	(in millions of €)	YTD 2012	YTD 2011	% Change
5 815	5 328	9.1%	Revenues	16 988	15 479	9.7%
(403)			Effect of exchange rates	(913)
5 412	5 328	1.6%	Revenues at identical exchange rates	16 075	15 479	3.8%
(92)	—		Acquisitions	(612)
—	(116)		Effect of the US store portfolio optimization (1)	(50)	(351)
—	—		Divestitures	—

5 320	5 212	2.1%	Organic revenue growth	15 413	15 128	1.9%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores which were closed in Q1 2012 as part of the portfolio optimization.

»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	20 of 24

	Q3 2012
(in millions)	United States	United States	Belgium	SEE & Asia	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	216	169	42	26	(6)	231

Add/(substract):
Fixed assets impairment charges (reversals)	2	2	—	—	—	2
Restructuring charges (reversals)	—	—	—	—	—	—
Store closing expenses (reversals)	(3)	—	—	(5)	—	(5)
(Gains)/losses on disposal of fixed assets	—	—	—	—	—	—
Other	4	3	—	—	—	3

Underlying Operating Profit	219	174	42	21	(6)	231

	YTD 2012
(in millions)	United States	United States	Belgium	SEE & Asia	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	353	275	145	45	(27)	438

Add/(substract):
Fixed assets impairment charges (reversals)	2	2	—	—	—	2
Restructuring charges (reversals)	—	—	—	—	—	—
Store closing expenses (reversals)	145	114	—	14	—	128
(Gains)/losses on disposal of fixed assets	4	3	(1)	(1)	—	1
Other	45	35	—	—	—	35

Underlying Operating Profit	549	429	144	58	(27)	604

The third quarter of 2012 was impacted by €2 million of impairment charges, a reversal of €5 million store closing expenses and a retirement expense for a former member of the Executive Management of €3 million, the latter presented in the caption “Other”.

The first nine months of 2012 were significantly impacted by the store portfolio optimization: €128 million store closing expenses and €23 million of related expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption “Other” contains storm damage expenses of €6 million, a settlement charge of €3 million and a retirement expense of €3 million.

Additional explanations can be found in the note above “Other operating expenses.”

»	EBITDA Reconciliation

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
231	238	Profit from operations	438	665
165	147	Depreciation and amortization	487	428
2	(1)	Impairment	2	2

398	384	EBITDA	927	1095

»	Free Cash Flow Reconciliation

Q3 2012	Q3 2011	(in millions of €)	YTD 2012	YTD 2011
355	192	Net cash provided by operating activities	822	774
(158)	(761)	Net cash used in investing activities	(502)	(1052)
—	(7)	Net investment in debt securities	3	14

197	(576)	Free cash flow	323	(264)

Delhaize Group — Interim Financial Reporting — Third Quarter 2012	21 of 24

»	Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	September 30, 2012	December 31, 2011	September 30, 2011
Non-current financial liabilities	2 913	3 014	2 721
Current financial liabilities	146	209	663
Derivative liabilities	26	20	13
Derivative assets	(66)	(58)	(60)
Investment in securities—non-current	(13)	(13)	(166)
Investment in securities—current	(95)	(93)	(23)
Cash and cash equivalents	(385)	(432)	(533)

Net debt	2 526	2 647	2 615
Net debt to equity ratio	46.5%	48.8%	50.2%

»	Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q3 2012			Q3 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 815	(403)	5 412	5 328	9.1%	1.6%
Operating profit	231	(16)	215	238	(3.0%)	(9.4%)
Net profit from continuing operations	191	(12)	179	133	43.3%	34.3%
Basic EPS from continuing operations	1.88	(0.12)	1.76	1.32	42.1%	33.1%
Net profit - Group share	189	(12)	177	133	42.3%	33.3%
Basic EPS from Group share in net profit	1.88	(0.12)	1.76	1.32	42.3%	33.3%
Free cash flow	197	(15)	182	(576)	N/A	N/A

(in millions of €, except per share amounts)	YTD 2012			YTD 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	16 988	(913)	16 075	15 479	9.7%	3.8%
Operating profit	438	(22)	416	665	(34.1%)	(37.4%)
Net profit from continuing operations	274	(14)	260	376	(27.2%)	(30.9%)
Basic EPS from continuing operations	2.71	(0.13)	2.58	3.74	(27.5%)	(31.1%)
Net profit - Group share	273	(14)	259	376	(27.2%)	(30.9%)
Basic EPS from Group share in net profit	2.71	(0.13)	2.58	3.73	(27.3%)	(30.9%)
Free cash flow	323	(27)	296	(264)	N/A	N/A

(in millions of €)	September 30, 2012			December 31, 2011	Change
Net debt	2 526	(2)	2 524	2 647	(4.5%)	(4.6%)

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the nine-month period ending September 30, 2012 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first nine months of the fiscal year 2012 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, November 6, 2012

Pierre-Olivier Beckers President and CEO	Pierre Bouchut Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed statement of comprehensive income, condensed cash flow statement, condensed statement of changes in equity and selected notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the nine-month period ended 30 September 2012. The board of directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with international financial reporting standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

Our limited review of the interim financial information was conducted in accordance with international standard ISRE 2410 – Review of interim financial information performed by the independent auditor of the entity. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA). Accordingly, we do not express an audit opinion on the interim financial information.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the nine-month period ended 30 September 2012 is not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 54 through 59 of the 2011 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

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DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 9, 2012	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President